UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-07964

Noble Energy, Inc.*

(Exact name of registrant as specified in its charter)

1001 Noble Energy Way

Houston, Texas

77070

(281) 872-3100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.250% Senior Notes due 2023

3.900% Senior Notes due 2024

8.000% Senior Notes due 2027

3.850% Senior Notes due 2028

3.250% Senior Notes due 2029

6.000% Senior Notes due 2041

5.250% Senior Notes due 2043

5.050% Senior Notes due 2044

4.950% Senior Notes due 2047

4.200% Senior Notes due 2049

7.250% Senior Debentures due 2097

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

7.250% Senior Notes due 2023 – 21 holders

3.900% Senior Notes due 2024 – 70 holders

8.000% Senior Notes due 2027 – 37 holders

3.850% Senior Notes due 2028 – 57 holders

3.250% Senior Notes due 2029 – 55 holders

6.000% Senior Notes due 2041 – 51 holders

5.250% Senior Notes due 2043 – 54 holders

5.050% Senior Notes due 2044 – 60 holders

4.950% Senior Notes due 2047 – 46 holders

4.200% Senior Notes due 2049 – 42 holders

7.250% Senior Debentures due 2097 – 22 holders

Common Stock, $0.01 par value – 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Noble Energy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NOBLE ENERGY, INC.

Date: October 15, 2020	By:	/s/ Kari H. Endries
	Name:	Kari H. Endries
	Title:	Vice President and Secretary

*

On July 20, 2020, Noble Energy, Inc., a Delaware corporation (“Noble Energy”), Chevron Corporation, a Delaware corporation (“Chevron”), and Chelsea Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Chevron (“Merger Subsidiary”), announced that they entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for Chevron to acquire Noble Energy. Pursuant to the Merger Agreement, on October 5, 2020, Merger Subsidiary merged with and into Noble Energy, with Noble Energy continuing as the surviving corporation and a direct, wholly-owned subsidiary of Chevron.